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Massachusetts Electric Company

Articles of Amendment

     As of January 27, 1998, Article 18 of the Company's Articles of Organization were amended such that Article XVIII Section 4E(4) was deleted. Further, the following two paragraphs, to wit:

The voting rights set forth in subsections B, C, and D shall not be effective if, in connection with any matter specified therein, provision is made for the purchase, redemption or retirement of all the Preferred Stock and Preferred Stock-Cumulative at the time outstanding, or it is provided that the proposed action shall not be effective unless such provision is made.

In the calculations in subsections D and E of "at least two-thirds of the total number of shares of Preferred Stock and the Preferred Stock-Cumulative" or of "at least a majority of the total number" of such shares, each share of Preferred Stock bearing $100 par value shall be counted as one and each share of Preferred Stock-Cumulative bearing $25 par value shall be counted as one-quarter.

were moved from Section 4E of said Article to become the last two paragraphs of Section 4F.